

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2025

Joan Bottarini
Chief Financial Officer
Hyatt Hotels Corporation
150 North Riverside Plaza
8th Floor
Chicago, IL 60606

> **Re: Hyatt Hotels Corporation**
> **Form 10-K for the year ended December 31, 2024**
> **Filed February 13, 2025**
> **Form 8-K**
> **Filed August 7, 2025**
> **File No. 001-34521**

Dear Joan Bottarini:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction